Exhibit 2.01

Disclosure of Payments by Resource Extraction Issuers

Unless the context requires otherwise, references to “Cheniere,” the “Company,” “we,” “us” and “our” refer to Cheniere Energy, Inc., its consolidated subsidiaries and entities required to be included in this report. The information within this report has been prepared and is presented in accordance with Rule 13q-1 (17 CFR 240.13q-1) under the Securities Exchange Act of 1934, as amended (“the Rule”). This report is limited to payments required to be disclosed by the Rule and does not include other payments and contributions to governmental and civic entities beyond the scope of the Rule.

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each applicable project of the resource extraction issuer relating to the commercial development of natural gas is presented within the table below.

Cheniere owns and operates a natural gas liquefaction and export facility located in Cameron Parish, Louisiana at Sabine Pass, through its ownership interest in and management agreements with Cheniere Energy Partners, L.P. (“CQP”), which is a publicly traded limited partnership that Cheniere formed in 2007. As of December 31, 2024, Cheniere owned 100% of the general partner interest, a 48.6% limited partner interest and 100% of the incentive distribution rights of CQP. In addition, Cheniere also owns and operates a natural gas liquefaction and export facility located near Corpus Christi, Texas through its wholly owned subsidiary Corpus Christi Liquefaction, LLC. The method of extraction is “well.”

All payments were made in U.S. dollars and were made to the U.S. Federal Government. Cheniere has a single reportable segment, and for the year ended December 31, 2024, the payments made were related to taxes that were levied at the entity level, not at a project level. The tax payment reported follows Form SD instructions and reflects payments made in the reporting year net of all refunds (whether related to the reporting year or another year). Payment (refund) amounts exclude both payments for the purchase of tax credits and payments related to the reporting year but made in prior or subsequent years.

			Payments (Refunds)
			Year Ended December 31, 2024
Type of Payment	Payee	Department, Agency, etc., within Payee that received payments	Entity Level(1)	Total
Taxes	U.S. Federal Government	U.S. Treasury	$(105,312,055)	$(105,312,055)
Total			$(105,312,055)	$(105,312,055)

(1)Includes $13,014,471 in payments in the reporting year, net of $118,326,526 in tax refunds received during 2024 from credits applied to prior taxable years. During 2024, the Internal Revenue Service issued Notice 2024-66 which extended the due date for certain of our estimated tax payments to April 15, 2025. As a result, substantially all of our current tax expense incurred for the year ended December 31, 2024 was paid in 2025.